News Release

RESIN SYSTEMS ANNOUNCES THIRD QUARTER 2006 FINANCIAL AND OPERATING RESULTS

Edmonton, Alberta, November 10, 2006:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products development company (“RS”), announces its financial and operational results for the quarter ended September 30, 2006. RS has filed its unaudited consolidated financial statements for the quarter and related management's discussion and analysis with Canadian securities regulatory authorities. The financial statements and management's discussion and analysis have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com. RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

Overview

Since starting its first product development in 2004, RS has successfully created the RStandard™ product line of leading-edge utility poles. RS continues to build the RStandard business globally and is receiving increasing orders from its expanding customer base.

As a composite product innovator, RS has numerous products in various stages of development including multiple advanced opportunities. In general, these products present significant market opportunities while having manageable barriers of entry. In most cases, RS will commercialize these new products through licensed manufacturing arrangements.

Financial Results

•

RS achieved revenues of over $2 million;

•

Net loss for the quarter ended September 30, 2006 was $12.8 million;

•

RS consolidated its operations in Calgary, AB resulting in mostly non-cash charges of $1.8 million. This consolidation allows RS to eliminate $750,000 to $900,000 per quarter from its operating costs, starting in the fourth quarter; and

•

Cash burn was reduced by more than 20% compared to the second quarter, with $7.7 million used in operations compared to $9.9 million during the second quarter.

RStandard Production

RS has developed a plan to address its production challenges and is successfully executing it. The third quarter results have begun to show initial results of RS’s plan with significant progress made in the area of RStandard production.

The most significant impact has been a substantial increase in production with third quarter finished production 3.7 times second quarter production levels.

In addition, RS successfully reduced unit costs 58 percent by reducing the amount of material usage not resulting in finished product. Material wastage, scrapped modules, and modules used for product testing all contribute to costs in this area.

The amount of production approved for sale increased substantially, with pass rates (the percentage of production approved for sale to customers) climbing from an average of 22 percent in the second quarter to 66 percent by the end of the third quarter and surpassing 75 percent by the end of October.

RStandard Market Penetration

RS continues to gain traction in the North American utility pole market and increased the number of total customers 25 percent over the second quarter.

RS continues to respond to global expressions of interest in RStandard technology. In addition to the regions of Australia and China which have a been a focus for some time, RS is in discussions with various interested parties in South Korea, Philippines, India, The Middle East, the Mediterranean region, Brazil and Mexico.

Product Development

RS has continued to execute its plan to complete product development of its second product, VRoll, a composite tube to be used in bulk handling conveyor systems. RS successfully completed internal and external testing of VRoll during the third quarter and remains focused on finalizing the commercialization model for VRoll. RS anticipates taking the product to market in 2007.

Conference Call

RS will host a conference call on Friday, November 10, 2006 starting at 9:00 a.m., Mountain Time (11:00 a.m. Eastern Time) to discuss RS’s third quarter 2006 financial and operating results.

To participate in the conference call, please dial 1-866-585-6398 (toll-free in North America) or (416) 849-9626 approximately 10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page. The webcast will be archived for approximately 90 days.

Reader Advisory

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; RS's reliance on third party licensees in international markets; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and is bringing to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development of additional new composite products. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

 “Version”, “RStandard” and “VRoll” are trademarks of Resin Systems Inc.

For further information please contact:

Greg Pendura

Rob Schaefer

Chairman, President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Ph: (780) 482-1953

Ph: (403) 219-8000

Fax: (780) 452-8755

Fax: (403) 219-8001

Email:  gregp@grouprsi.com

Email: robs@grouprsi.com